AMERICAN NATIONAL INSURANCE COMPANY

WILLIAM F. CARLTON SENIOR VICE PRESIDENT, CORPORATE CONTROLLER

One Moody Plaza, Galveston, TX 77550

Phone: (409) 766-6480 Fax: (409) 766-6936 E-mail: bill.carlton@americannational.com

July 8, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	American National Insurance Company
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34280

Dear Mr. Rosenberg:

We have received your letter dated June 16, 2016, regarding the above-referenced report filed by American National Insurance Company (“American National” or the “Company”) under the Securities Exchange Act of 1934. The Company appreciates the Staff’s input and has set forth below a response to each of the comments contained therein. For your convenience, we have set forth the comments in bold typeface and appearing below each comment are our explanatory remarks.

Financial Statements

Consolidated Statements of Operations, page 64

1.	You report equity in earnings of unconsolidated affiliates of $77 million in 2015 which represents 32% of net income attributable to American National.

•	Provide us your consideration of Rule 3-09 and Rule 4-08(g) of Regulation S-X.

Company Response

The Company’s equity in earnings of unconsolidated affiliates is the Company’s share of operating earnings and realized gains from investments in real estate joint ventures and other limited liability company and limited partnership interests (“joint ventures”) using the equity method of accounting. Our investment in these joint ventures continues to be less than 2% of the Company’s total assets. Moreover, the Company views its equity in the earnings of unconsolidated affiliates to be immaterial to its overall consolidated net income, which is evident through a review of historical results. In 2015, however, certain real estate joint ventures took advantage of market opportunities to generate some significant realized gains on the sales of operating assets that had been held for a long period of time. As such, the Company acknowledges the Staff’s comment regarding the 2015 anomaly and the potential triggering of the requirements of Rule 3-09 and Rule 4-08(g) of Regulation S-X.

Rule 3-09 requires the registrant to file separate annual financial statements for each significant equity method investee for which either the income or investment test set forth in Regulation S-X Rule 1-02(w) exceeds 20% for any of the fiscal years required to be presented in the filing. The Company’s equity in earnings of unconsolidated affiliates of $77 million in 2015 represents the Company’s share of operating earnings and realized gains from 70 separate joint ventures. The Company completed the aforementioned income and investment test using the 20% threshold, and confirms that separate financial statements were not required for any one investee for any of the years presented.

Rule 4-08(g) requires a registrant to disclose summarized financial information in a note to the financial statements for all of its equity method investees for which either the income, asset or investment test set forth in Rule 1-02(w), individually or in the aggregate, exceeds 10% for any of the fiscal years required to be presented in the filing. The Company completed the income, asset and investment tests using the 10% threshold and determined one joint venture slightly exceeded the income test threshold of 10% at 10.89% of operating income before tax. We then determined that 96.8% of this joint venture’s income was attributable to the realized gain resulting from the sale of its operating assets, which will eliminate the potential for this joint venture to repeat this contribution.

As one investee exceeded the 10% income threshold, the threshold was also exceeded in the aggregate. However, in the aggregate, 99% ($76,593,505) of the 2015 equity in earnings of unconsolidated affiliates is attributable to non-operating activities and resulted primarily from gains on the sale of the principal operating asset of the individual joint ventures. For this reason, and as further explained in the next response below, the Company determined not to disclose the summarized financial information contemplated by Rule 4-08(g).

•	Direct us to disclosure regarding equity in earnings of unconsolidated affiliates of $77 million or tell us why you did not provide any disclosure. Refer to ASC 323-10-50.

Company Response

The Company did not provide disclosure because of its view that the bright line tests for significance were triggered from non-routine transactions, and not from results of ongoing operations. Because the historic operating results of investments in unconsolidated affiliates are not significant to our overall financial position or ongoing results of operations, we believe the additional disclosure of investee financial information would not be material to investors. We believe this is particularly evident in light of the fact that without the sale of the operating assets of the joint ventures, the purely quantitative income test threshold of Rule 4-08(g) would not have been met.

While on an absolute value basis the 10% income threshold for significance was met, in this case, the aggregated information called for by Rule 4-08(g) does not appear to be the best way to give investors information regarding the impact of these investments. Please see the summarized financial information for all of our equity method investees, as prepared in accordance with Rule 4-08(g), presented below.

The following table provides summarized financial information of the Company’s unconsolidated equity investees (in thousands):

	December 31,
	2015	2014
Investment real estate	$1,124,685	$970,636
Equity fund LLC’s	2,500,488	3,551,755
Investment other	920,326	726,279

Total assets	$4,545,499	$5,248,670

Real estate liabilities	$716,606	$595,117
Equity fund liabilities	183,203	37,289
Other liabilities	329,260	343,605

Total liabilities	1,229,069	976,011

Equity attributable to third parties	2,937,082	3,960,880

Equity attributable to American National	379,348	311,779

Total liabilities and equity	$4,545,499	$5,248,670

	Years ended December 31,
	2015	2014	2013
Total income of equity investees	$248,825	$328,912	$1,040,508

When considering the usefulness of the information in the above table to the decision making of an investor, we believe the nature of why we invest in these joint ventures should be considered. As an insurance organization the investments in these joint ventures are not critical to the long term sustainability of company earnings compared to an industrial company that may have a joint venture owning a manufacturing plant, a mine, or R&D activities. Because the Company has investments in over 70 unconsolidated affiliates and some of our investments in limited liability partnerships are for relatively small percentages (less than 1%) of the entire balance of the investee’s equity, showing the total assets for the investee causes the table to present amounts that, by comparison to the remainder of our balance sheet, could lead to investor confusion. For example, the Company may invest $10 million in one limited liability partnership, but the total assets of the partnership are $1billion. Since this is only one investment of many, the addition of the $1 billion to the table would cause the numbers to be disproportionate to the amount of operating income the Company would realize from the investment.

We propose that additional disclosure, as to the significant increase in our 2015 equity in earnings of unconsolidated affiliates, is warranted, but in the form of qualitative disclosure rather than the aggregated information contemplated by Rule 4-08(g). Accordingly, we propose to include the following in our future Form 10-K filings:

The Company’s investments in and earnings from unconsolidated joint ventures were comprised of the following (in thousands):

	December 31,
	2016	2015
Real estate related	$—	$299,720
Equity and fixed income related	—	50,326
Other	—	29,302

Total investments in unconsolidated affiliates	$—	$379,348

	Years ended December 31,
	2016	2015	2014
Income from continuing operations	$—	$815	$284
Net gain on sales	—	76,593	14,410

Equity in earnings of unconsolidated affiliates	$—	$77,408	$14,694

The Company acknowledges that should operating activities of unconsolidated affiliates rise to the level exceeding those contemplated by Rule 3-09 or Rule 4-08(g), the above disclosure would be reassessed in the context of Regulation S-X Rule 1-02(w).

•	Tell us why you do not present equity in earnings of unconsolidated affiliates net of tax

Company Response

The Company understands that ASC 323-10-45-1 generally requires that equity in earnings of unconsolidated affiliates is presented net of the investor’s share of the investee’s income tax. The Company’s investments in unconsolidated affiliates represent investments in partnerships as pass through entities that do not incur substantial income taxes at the investee level. Accordingly, at the investee level, pre-tax and after-tax earnings are substantially the same. While the financial statement caption “Equity in earnings of unconsolidated affiliates” does not include the phrase “net of tax”, the line item itself does include the investee’s portion of any separate income taxes. We have included the income taxes owed by the Company on these passed through earnings as a component of the “Provision for federal income taxes” financial statement caption.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (409) 766-6480.

Very truly yours,

/s/ William F. Carlton
William F. Carlton Senior Vice President & Corporate Controller American National Insurance Company

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